FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Uranium Ltd.

1788 – 650 West Georgia St.

Vancouver, British Columbia, Canada, V6B 4N7

Item 2: Date of Material Change:

March 11, 2008

Item 3: News Release:

A news release dated and issued on March 11, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

CanAlaska Stakes New Rare Earth Project: 2008 Drilling Update

Item 5: Full Description of Material Change:

Vancouver, Canada, March 11th, 2008 – CanAlaska Uranium Ltd. (CVV – TSX.V)  is pleased to report  rare earth element assay results up to 10.4% REE from samples collected during reconnaissance sampling, from a new area east of the North East Wollaston Project in Manitoba, and provide an update of current drilling.

Table 1. First Samples from UTH-1 Rare Earth Mineralization on New Licence Area

Sample	Area	Type	Rock Name	REE %	LREE %	HREE %	Y %	Zr %
JR063	U_Th_3	Outcrop	Quartz Vein	10.415	10.214	0.201	0.129	0.666
WM175	U_Th_3	Outcrop	White Granite	8.565	8.424	0.141	0.096	0.234
WM174	U_Th_3	Pebble	White Granite	5.079	4.991	0.088	0.060	0.181
GM121	U_Th_3	Outcrop	Granite	3.236	3.188	0.048	0.033	1.290
GM125	U_Th_3	Outcrop	Meta Psammite	3.072	3.013	0.059	0.044	0.118
WM177	U_Th_3	Frost Heave	White Granite	2.230	2.187	0.043	0.031	1.540
WM178	U_Th_3	Outcrop	Pink Granite	2.075	2.031	0.044	0.031	0.517
DC118	U_Th_3	Outcrop	Pink Granite	1.809	1.786	0.023	0.019	1.270
GM124	U_Th_3	Outcrop	Meta Psammite	1.603	1.585	0.018	0.014	0.969
GM119	U_Th_3	Outcrop	Semi Pelite	1.571	1.537	0.034	0.026	2.910
GM122	U_Th_3	Outcrop	Granite	0.889	0.875	0.014	0.010	0.419
GM123	U_Th_3	Outcrop	Granite	0.588	0.580	0.008	0.008	0.979
JR061	U_Th_3	Outcrop	Meta Arkose	0.358	0.352	0.006	0.004	0.108
DC116	U_Th_3	Outcrop	Semi Pelite	0.240	0.236	0.004	0.003	0.026
JR064	U_Th_3	Outcrop	Meta Arkose	0.178	0.175	0.003	0.002	0.084
DC117	U_Th_3	Outcrop	Pink Granite	0.145	0.143	0.002	0.002	0.217
GM120	U_Th_3	Outcrop	Granite	0.094	0.091	0.003	0.002	0.125

The Company has applied for a new mineral exploration licence, (covering 53,000 hectares) as shown on the attached map.  This licence adjoins the NE Wollaston project, and encompasses a large magnetic feature which the Company believes is related to this very high grade rare earth mineralization.  In this area, there is no significant uranium mineralization associated with the samples. The samples were collected from the first prospecting traverses in this area.  The majority of them are from outcrop over an area of 1 sq kilometre.

Elsewhere on the large NE Wollaston project, the Company has successfully delineated a number of other areas of Rare Earth mineralization, which at times is also associated with higher grade uranium (see NR  February 27th 2008).

The rare earth elements (or "rare earths") are also known as the lanthanide series of elements and include the 15 elements in the lanthanide series of the Periodic Table of the Elements, plus yttrium and scandium.  Rare earth elements are used in a wide range of applications, from everyday household items, such as television screens, rechargeable cell phone batteries, to catalysts, supermagnets, and superalloys used in the aerospace industry.

CanAlaska Licenses
New CanAlaska Application
REE Sample Location
0
5
10
Kilometres
N
MEL 166B
NEW APPLICATION
MEL 362B
RARE EARTHS
SASKATCHEWAN
MANITOBA
ATHABASCA BASIN
NWT
NU
LOCATION
ATHABASCA BASIN
AB
SK
MB

UTH3 ZONE

Sample	REE %	LREE %	HREE %
JR063	10.415	10.214	0.201
WM175	8.565	8.424	0.141
WM174	5.079	4.991	0.088
GM121	3.236	3.188	0.048
GM125	3.072	3.013	0.059
WM177	2.23	2.187	0.043
DC118	1.809	1.786	0.023
GM124	1.603	1.585	0.018
WM178	2.075	2.031	0.044
GM119	1.571	1.537	0.034
GM122	0.889	0.875	0.014
GM123	0.588	0.58	0.008
JR061	0.358	0.352	0.006
GM120	0.094	0.091	0.003
DC116	0.24	0.236	0.004
JR064	0.178	0.175	0.003
DC117	0.145	0.143	0.002

CanAlaska Uranium Ltd.

NE-Wollaston Project

Northeast Athabasca Basin Area, Manitoba

Rare Earth Elements in Surface Samples

Date: March 2008

Projection: NAD83, UTM ZONE 13

All of these samples were collected during prospecting traverses with locations recorded by GPS.  Detailed notes of rock lithologies and area cover from each sample location were recorded where applicable.    All of the samples were submitted to qualified Canadian Laboratories for analysis.  These samples were submitted to the Saskatchewan Research laboratories and analysed for multi-element geochemistry and including uranium by tri-acid digestion and ICP. The samples were collected by CanAlaska field geologists under the supervision of Dr. Karl Schimann, and were shipped in secure containment to the laboratories noted above.  Peter Dasler, M.Sc. P Geo. is the qualified technical person responsible for this news release.

2008 Drilling Update:

The Company is currently still drilling the first 2008 exploration target at each of the “Cree East” and at the “Lake Athabasca” Projects.  The Cree East target has encountered difficult drilling conditions in altered rocks.  Larger diameter drill core is now being used.  The Lake Athabasca project has encountered significant epithermal style alteration in intrusive rocks.  There is no assay data or radiometric date to report for either project.  The Company will continue drilling at each of these projects until the end of winter conditions.  Each project has at least six significant exploration targets requiring drill testing within the current operating areas.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 11th  day of March 2008.